CHAIRMAN’S SPEECH

ORBITAL CORPORATION LIMITED

ANNUAL GENERAL MEETING

WEDNESDAY OCTOBER 21, 2009

Good morning ladies and gentlemen and welcome to the 21st Annual General Meeting of Orbital Corporation Limited.  My name is Peter Day and I will be chairing today’s meeting.

We have a quorum of shareholders present, so I am pleased to declare the meeting open.

With us today are my fellow Non-Executive Directors, Dr Vijoleta Braach-Maksvytis, Mr Grahame Young and Dr Merv Jones, together with our Managing Director and Chief Executive Officer, Terry Stinson.  Also present is Mr Keith Halliwell, our Chief Financial Officer and Mr Ian Veitch our recently appointed Company Secretary.

In addition, we have with us today Mr Geoff Lotter, representing our auditors, Ernst & Young.

Before we move to the formal business of today’s meeting I want to give you an overview of this morning’s agenda:

First I would like to give you an overview of Orbital’s past year, including a financial review; and I want to touch on some strategic achievements and outlook for the future.

Terry Stinson will then provide a more detailed operational and strategic review and his thoughts on the future, after which we will conduct the formal business of the meeting. We will then take questions from the floor.

(Slide - Profit &loss account)

Financial Results

With a backdrop of the global economic crisis Orbital generated a net loss after tax in the 2009 financial year of $2.5 million compared to a profit of $0.5 million last year. The result is clearly disappointing for all stakeholders, particularly shareholders, notwithstanding the depressed markets in which we operate.

The turnaround in financial results is a combination of reduced income from our three traditional businesses; $2.9 million in consulting services, $1.6 million licence and royalties and $0.5 million reduced equity accounted Synerject result and I will comment on those as I go through the presentation.

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Alternative Fuels. As reported at last years AGM, Orbital purchased Orbital Autogas Systems in June 2008 and we can now report back on the first full year of operation. The business we acquired from Boral was integrated during the year and, despite increased costs from our supplier Vialle due to the weaker Australian dollar, I am pleased to report that the business generated sales of $6.3 million in line with business plan and a small profit for the year.

Following the acquisition we invested approximately $1.0 million developing the next generation liquid LPG injection system – LLi, which provides significant fuel price and environmental benefits but more importantly no loss in performance typically associated with LPG vehicles. This technology has been introduced in the after market during the 1st quarter this financial year with good feedback and we are continuing to develop LLi kits for a range of late model vehicles and will introduce them progressively during the year.

I am pleased to report that during the year Ford announced the introduction of Orbital’s next generation LPG technology on the new Falcon model due to be introduced in Australia in mid 2010. We continue to work with other automotive OEM’s in Australia.

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Synerject, Orbital’s joint venture with Continental Corporation, provided an equity accounted profit of $1.8 million for the 2009 financial year compared to $2.4 million last year. Synerject’s underlying USGAAP result however improved by more than 50% to US$3.7 million compared to the prior year in a year when the marine market fell by approximately 50%. Synerject compensated for the decline in its traditional markets with growth in new products and sectors such as the Taiwanese motorcycle market and the snowmobile market in North America. In addition Synerject management reacted to the market decline by cost cutting measures wherever possible in North America. Orbital’s equity accounted result was negatively impacted by the amortisation of capitalised M3ECU development costs required under Australian Accounting standards.

Synerject continues to be cashflow positive generating US$2.9 million operating cashflow in the year, and paid an annual dividend of US$1.75 million together with a special dividend of US$4.5 million to its owners.

A significant transaction during the year was the sale of 8% of Synerject to Continental for US$4.0 million generating a profit after tax of $2.5 million. Majority ownership by Continental will provide Synerject with additional growth opportunities in both Asia and North America, and synergies, particularly relating to purchasing power through Continental’s network and processes. In addition Continental granted Orbital exclusive rights for certain CNG and LPG products for applications in Australia and New Zealand providing opportunities for Orbital in the alternative fuel sector.

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Consulting Services revenue decreased by $2.9 million to $8.8 million reflecting extremely tough conditions in our markets. We were however successful winning FlexDi programs in China and Brazil with Changan and Sygma respectively. Both programs are moving along well and we will keep shareholders informed of progress as far as possible. Consulting Services generated a contribution of $1.8 million in the 2009 financial year compared to $2.4 million in 2008.

Engineering resources were gainfully deployed during the year on the development of the next generation liquid LPG injection system together with a range of other research and development programs - a sound investment for our future.

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Licence and Royalty revenue decreased by $1.6 million to $1.1 million as a result of dramatically reduced volumes in the marine sector and reduced licence fees which tend to be one-off in nature. On a positive note Mercury introduced 3 new Optimax outboard engines during the last year demonstrating confidence in the long term prospects of the technology in the marine market. In addition, Bajaj increased the number of cities in India in which the GDI autorickshaw has been introduced and we look forward to improving market acceptance.

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Our operating cashflow was impacted by the market downturn. During the financial year Orbital focussed on maintaining a healthy cash balance and the Synerject transaction in particular was cash flow positive helping Orbital finish the year with cash and short term deposits of $10.1 million; an increase of $1.3 million.

Outlook for 2009/10 and beyond

As outlined earlier in my presentation, Orbital and its customers have experienced one of the toughest economic and operating environments that we can remember. We believe that the worst is over but the speed and extent of the recovery is very difficult to predict. In this environment it is difficult to forecast future financial results, particularly as we introduce new products in new markets. We do believe that we will return to profitability in FY2011 but in FY2010 we will incur a further loss.

I am however confident that we will see improvements in core businesses as efficiencies introduced during FY2009 and growth initiatives are realised. FY2009 included a significant one off profit of $2.5 million on the sale of a small shareholding in Synerject which by its nature will not be repeatable in FY2010. That together with the investment required to roll out the LLi retrofit business will offset the positive steps taken in the last year.

We are confident that we will see growth in our top line. The Orbital Autogas Systems business has introduced its 1st product in the aftermarket and will develop a range of retrofit kits throughout the year. Like any new business there will be costs incurred in developing this market including the kit and infrastructure costs which must inevitably precede the revenue growth.

We are confident that Synerject will increase revenue as a result of the continuing roll out of the M3 electronic control unit in the Asian motorcycle market and the growth in new and recovering non-automotive market segments in North America. The M3 ECU will be taken up by new customers as emissions legislation is mandated in Asia, particularly the high volume Chinese motorcycle sector. We expect that Continental’s majority ownership of Synerject will provide synergies improving the bottom line.

The Consulting Services order book was approximately $5 million at the beginning of the year which is in line with the previous year. The 1st quarter however has seen an improvement in revenue of approximately 25% over the 1st quarter last year with a corresponding increase in contribution. The outlook for this business continues to be patchy with customers reluctant to commit to long term outsourced engineering projects and we look for more concrete signs of recovery in international markets before confidence improves in this business sector. We believe that the best prospects for winning new orders are the alternative fuel initiatives particularly as they relate to Orbital’s FlexDI technology.

The Alternative Fuels Industry in general continues to be a focus for Orbital and of great interest to Orbital’s customers. We believe that the oil price will come under renewed pressure and this together with environmental concerns will provide continuing demand for Orbital’s products and skills.

The last 12 to 24 months have seen significant change in the markets in which we operate and your Board has determined that the Orbital business model must change accordingly. We have started that change as we expand in the LPG business and Terry will expand on the broader themes.

As noted at the beginning of my presentation the financial results are clearly disappointing but the Board is confident that the strategy is sound. We believe that the markets in which we operate will recover and certain markets such as Asian motorcycles will grow. We believe that opportunities in the alternative fuel industry will increase, including CNG and LPG opportunities in Australia and beyond.

Orbital will concentrate on returning to profitability whilst not losing sight of the investment required for long term growth and shareholder returns. Balancing those objectives will be the Board’s focus this year and we ask shareholders to have patience and confidence in the Board’s long term objectives.

Thank you.

Terry Stinson will now address you; we will then turn to the formal business of the meeting and provide an opportunity for questions.